ACHIEVE LIFE SCIENCES, INC.
1040 West Georgia Street, Suite 1030
Vancouver, BC V6E 4H1

March 21, 2023

Dialectic Capital Management, LP
119 Rowayton Avenue, 2nd Floor
Norwalk, Connecticut 06853

Re: Amendment to Cooperation Agreement

Ladies and Gentlemen:

This amendment (this "Amendment") refers to that certain Cooperation Agreement by and between Achieve Life Sciences, Inc., a Delaware corporation (the "Company"), and each of Dialectical Capital Management, LP ("Dialectic"), Dialectic Partners, LLC, Dialectic Life Sciences SPV LLC, Dialectic LS Manager LLC and John Fichthorn, in his individual capacity (each, individually, a "Stockholder" and, collectively, the "Stockholders"), dated as of March 1, 2023 (as amended from time to time, the "Cooperation Agreement"). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to those terms in the Cooperation Agreement

In exchange for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Stockholders agree as follows:

1.   Amendment. The Cooperation Agreement is hereby amended, as follows:

   a.   The first sentence of Section 1(b) of the Cooperation Agreement is hereby amended and restated as follows:

      b.   Each of the Designees shall initially be recommended by the Nominating Committee and appointed by the Board to fill three vacancies on the Board effective no later than April 3, 2023 and shall be nominated by the Board for election at the 2023 Annual Meeting of the Company's stockholders (the "2023 Annual Meeting").

2.   Miscellaneous.

   a.   No later than two (2) business days following the execution of this Amendment, (i) the Stockholders shall file with the SEC an amendment to the Schedule 13D in compliance with Section 13 of the Exchange Act, reporting their entry into this Amendment, disclosing applicable items to conform to its obligations hereunder and appending this Amendment as an exhibit thereto and (ii) the Company shall file with the SEC a Current Report on Form 8-K, reporting its entry into this Amendment and appending this Amendment. Each party shall provide the other and its respective Representatives with a reasonable opportunity to review such filings prior to it being filed with the SEC and consider in good faith any comments of the other party and its Representatives.

   b.   If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

c.   This Amendment shall be governed by and construed in accordance with the internal substantive laws of the State of Delaware.

d.   This Amendment may be executed in more than one counterpart. Each such counterpart shall be deemed an original and all counterparts, taken together, shall constitute one and the same instrument. Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

e.   Neither this Amendment nor any rights or obligations hereunder shall be assigned or delegated by any party without the prior written consent of the other party.

[*Signature Page to Follow*]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed in multiple originals by their authorized officers, all as of the date and year first written above.

ACHIEVE LIFE SCIENCES, INC.

By: _John Bencich_____

Name: John Bencich

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed in multiple originals by their authorized officers, all as of the date and year first written above.

By: *John Fichthorn*
DocuSigned by:
F344C081A60A4FB...
Name: John Fichthorn

DIALECTIC CAPITAL MANAGEMENT, LP
DIALECTIC PARTNERS, LLC
DIALECTIC LIFE SCIENCES SPV LLC
DIALECTIC LS MANAGER LLC

By: *John Fichthorn*
DocuSigned by:
F344C081A60A4FB...
Name: John Fichthorn
Title: Authorized Signatory